ADECOAGRO S.A. COMMENCES CASH TENDER OFFER FOR UP TO US$100.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.00% SENIOR NOTES DUE 2027

LUXEMBOURG, July 22, 2024 -- Adecoagro S.A., a joint stock corporation (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 28, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Trade and Companies (the Luxembourg Registre de Commerce et des Sociétés) under number B153681 (the “Issuer”), announces that it has commenced a cash tender offer (the “Tender Offer”) for cash up to US$100.0 million in aggregate principal amount (subject to increase or decrease by the Issuer, in its sole discretion, the “Maximum Tender Amount”) of its 6.000% senior notes due 2027 (the “Notes”). The Notes are fully, unconditionally and irrevocably guaranteed by Adeco Agropecuaria S.A., a corporation (sociedad anónima) incorporated under the laws of Argentina, Adecoagro Brasil Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil, Adecoagro Vale do Ivinhema S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil, Pilagá S.A., a corporation (sociedad anónima) incorporated under the laws of Argentina, and Usina Monte Alegre Ltda., a limited liability company organized under the laws of Brazil (collectively, the “Guarantors”).

The Tender Offer is being made upon the terms and subject to the conditions set forth in an offer to purchase, dated July 22, 2024 (the “Offer to Purchase”). Any capitalized term used but not defined in this press release has the respective meaning set forth in the Offer to Purchase.

The following table sets forth the material pricing terms of the Tender Offer:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Premium (2)	Total Consideration(3)
6.000% Senior Notes due 2027	CUSIP No. 144A: 00676L AA4/ Reg. S: L00849 AA4 ISIN No. 144A: US00676LAA44/ Reg. S: USL00849AA47	US$500,000,000	US$950.00	US$30.00	US$980.00

(1)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid.
(2)	Per US$1,000 principal amount of Notes accepted for purchase.
(3)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Date and accepted for purchase. The Total Consideration includes an Early Tender Premium of US$30.00 for each US$1,000 principal amount of Notes. In addition, Accrued Interest will be paid

The Tender Offer will expire at 5:00 p.m., New York City time, on August 19, 2024, unless extended by the Issuer (such time and date, as it may be extended, the “Expiration Date”). The deadline for Holders to validly tender (and not validly withdraw) Notes in the Tender Offer and be eligible to receive payment of the Total Consideration, which includes the Early Tender Premium, will be 5:00 p.m. (New York City time) on August 2, 2024, unless extended by the Issuer (such time and date, as it may be extended, the “Early Tender Date”).

The “Total Consideration” for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offer will be US$980.00, which includes an early tender premium equal to US$30.00 (the “Early Tender Premium”). Holders who validly tender Notes after the Early Tender Date but at or prior to the Expiration Date and whose Notes are accepted for purchase will not be entitled to receive the Early Tender Premium and will therefore be entitled to receive, for each US$1,000 principal amount of Notes accepted for purchase, US$950.00 (the “Tender Offer Consideration”).

The Issuer, in its sole discretion, may elect to purchase Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Date (and whose Notes are accepted for purchase) two business days following the Early Tender Date but before the Expiration Date. If the Issuer does not, in its sole discretion, elect to pay for such early tendered Notes prior to the Expiration Date, then all Notes up to the Maximum Tender Amount that are validly tendered and not validly withdrawn in the Tender Offer will be accepted for purchase on a date that is expected to be two business days following the Expiration Date or as promptly as practicable thereafter.

Withdrawal rights with respect to tendered Notes will terminate at 5:00 p.m., New York City time, on August 2, 2024, unless extended by the Issuer (such time and date, as it may be extended, the “Withdrawal Date”). Accordingly, following the Withdrawal Date, Notes validly tendered, including Notes tendered prior to the Withdrawal Date and Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law (as determined by the Issuer).

If the purchase of all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date would cause the Issuer to accept for purchase an aggregate principal amount of Notes that exceeds the Maximum Tender Amount, then the Tender Offer will be oversubscribed at the Early Tender Date and, assuming satisfaction or waiver of the conditions to the Tender Offer, the Issuer will purchase on, at its option, the Early Settlement Date or the Final Settlement Date Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that the Issuer purchases an aggregate principal amount of Notes that does not exceed the Maximum Tender Amount.

If the Tender Offer is not oversubscribed at the Early Tender Date and the purchase of all Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date (when combined with all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date) would cause the Issuer to accept for purchase an aggregate principal amount of Notes that exceeds the Maximum Tender Amount, then the Tender Offer will be oversubscribed at the Expiration Date and, assuming satisfaction or waiver of the conditions to the Tender Offer, the Issuer will purchase on the Final Settlement Date Notes validly tendered at or prior to the Expiration Date and accepted for purchase, as follows:

•first, to the extent there was no Early Settlement Date, all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date; and
•second, all Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date, on a prorated basis according to the principal amount of such Notes, such that the Issuer purchases an aggregate principal amount of Notes that does not exceed the Maximum Tender Amount.

All tendered Notes not accepted will be promptly credited to the Holder's account with DTC or otherwise returned to the Holder without cost.

The Issuer's obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain conditions set forth in the Offer to Purchase.

The Issuer has the right to amend or terminate the Tender Offer at any time and to increase or decrease the Maximum Tender Amount in its sole discretion, subject to applicable law. If the Tender Offer is terminated at any time, the Notes tendered will be promptly returned to the tendering Holders without compensation or cost to such Holders and will remain outstanding.     The Issuer reserves the right, in its sole discretion, to not accept any tenders of Notes for any reason. The Issuer and its affiliates reserve the absolute right, in their sole discretion, from time to time to redeem or purchase any Notes that remain outstanding after the Expiration Date through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Tender Offer.

Copies of the Offer to Purchase are available to Holders from D.F. King & Co., Inc., the tender agent and the information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to D.F. King at +1 (800) 755-7250 (toll-free), (212) 269-5550 (collect) or adecoagro@dfking.com.

The Issuer has engaged J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offer. In such capacity, the Dealer Managers may contact Holders regarding the Tender Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer to Purchase and related materials to beneficial owners of Notes. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary. This Offer to Purchase has not been approved by and will not be submitted for approval to the Commission de Surveillance du Secteur Financier for the purposes of approval under Regulation (EU) 2017/1129, as amended, and/or the Luxembourg Law dated 16 July 2019 on prospectuses for securities, as amended.

Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Issuer, the Guarantors or any of their affiliates in the United States, the Grand Duchy of Luxembourg or in any other jurisdiction. The Tender Offer is not being made to, nor will the Issuer accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction.

Important Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither the Issuer nor the Guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Disclaimer

This press release must be read in conjunction with the Offer to Purchase. This press release and the Offer to Purchase contain important information that must be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its attorney, accountant or other independent financial or legal adviser. None of the Issuer, the Guarantors, the Dealer Managers, the Tender and Information Agent or any affiliate of such persons expresses any opinion as to whether the terms of the Tender Offer are fair to any Holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender.

SOURCE Adecoagro S.A.